Filed Pursuant to Rule 253(g)(2)
File No. 024-10568

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 6 DATED FEBRUARY 20, 2017
TO THE OFFERING CIRCULAR DATED SEPTEMBER 30, 2016

This document supplements, and should be read in conjunction with, the offering circular of Fundrise West Coast Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated September 30, 2016 and filed by us with the Securities and Exchange Commission (the “Commission”) on October 5, 2016 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Status of our public offering;
•	Asset Acquisitions.

Status of our Public Offering

As previously discussed in the Offering Circular, we commenced our public offering pursuant to Regulation A (the “Offering”) of $50,000,000 in common shares on October 5, 2016.

As of February 14, 2017, we had raised total gross offering proceeds of approximately $10.1 million from settled subscriptions (including the $100,000 received in the private placements to our sponsor, Rise Companies Corp., and Fundrise, LP, an affiliate of our sponsor), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 1,014,500 of our common shares.

The Offering is expected to terminate on or before September 29, 2018, unless extended by our manager, Fundrise Advisors, LLC (our “Manager”), as permitted under applicable law and regulations.

Asset Acquisitions

Acquisition of Senior Mortgage Loan – Larchmont Homes, LLC

On February 14, 2017, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a first mortgage loan with a maximum principal balance of $1,720,000 (the “Square One Larchmont Senior Loan”). The borrower, Larchmont Homes, LLC, a California limited liability company (“Square One Larchmont”), used the loan proceeds to purchase 10,431 square feet of land that is currently entitled to build eight homes under the Los Angeles Small Lot Ordinance at 5000-5006 West Maplewood Avenue and 475 North Saint Andrews Place, Los Angeles, CA (the “Square One Larchmont Property”), and currently plans to progress design and construction documents, file the construction documents with the city for building permits and sell the land to a developer once the permits are Ready To Issue. The Square One Larchmont Senior Loan is secured by the Square One Larchmont Property.

Square One Larchmont is managed by the principals of Square One Homes, LLC (“Square One Homes”), a real estate company, established in 2014, that is based out of Los Angeles, CA, and which specializes in real estate located in infill Los Angeles. They currently have roughly $25,000,000 of real estate under management. Scott Dinovitz and Adam O’Neill, the managing members of Square One, provided springing guarantees. Other than with regard to the Square One Larchmont Senior Loan and certain other real estate transactions, neither our Manager nor we are affiliated with Square One Homes.

The Square One Larchmont Property is currently improved with three homes that are expected to be torn down once permits are achieved to build the eight homes that were entitled for the site. The property received its Vesting Tentative Tract Map No. VTT-64363-SL approval for eight homes on March 15, 2006. On December 20th 2016, the approval was extended through October 2nd, 2022. Square One Homes’ current plan is to complete construction documents and receive building permits from the city of Los Angeles before selling the property.

The Square One Larchmont Senior Loan was funded with proceeds from our Offering, with a funding amount of $1,720,000. On the original closing date of the Square One Larchmont Senior Loan, Square One Larchmont was capitalized with approximately $717,931 of equity capital from the borrower. Of the $717,931 of equity evidenced on the Settlement Sheet, $480,000 was applied to the Purchase Price, and the remainder was applied to fees and expenses. The Square One Larchmont Senior Loan is being serviced by Fundrise Servicing, an affiliate of our Manager and a wholly-owned subsidiary of our sponsor.

The Square One Larchmont Senior Loan bears an interest rate of 9.5% per annum, with an amount equal to 9.5% per annum paid current on a quarterly basis through the maturity date, February 14  , 2018 (the “Square One Larchmont Maturity Date”). In addition, Fundrise Lending, an affiliate of our Manager and a wholly-owned subsidiary of our sponsor, earned an origination fee of approximately 1.5% of the Square One Larchmont Senior Loan amount, paid directly by Square One Larchmont.

Square One Larchmont has the ability to extend the Square One Larchmont Maturity Date for a period of six months; provided, however, to exercise such extension, Square One Larchmont is required to pay to us an extension fee consisting of 1.0% of the outstanding principal amount of the Square One Larchmont Senior Loan. During the extension period, the interest rate of the Square One Larchmont Senior Loan will increase to 10.5% per annum. The Square One Larchmont Senior Loan may be prepaid in whole or in part without penalty during the term of the Square One Larchmont Senior Loan.

The principals of Square One Homes have provided carve-out and springing guaranties.

As of its closing date, the Square One Larchmont Senior Loan’s loan-to-cost ratio, or the LTC ratio, was approximately 70.5% and was approximately 78% of the property purchase price. The LTC ratio is the amount of the Square One Larchmont Senior Loan divided by the cost incurred at settlement of the purchase and the Square One Larchmont Senior Loan’s. There can be no assurance that such estimated costs will prove to be accurate. As of its closing date, the Square One Larchmont Senior Loan’s loan-to-value ratio, or the LTV ratio, was approximately 52%. The LTV ratio is the amount of the Square One Larchmont Senior Loan divided by the January 18, 2017 CBRE appraised value of the Square One Larchmont Property. There can be no assurance that such value is correct.

The Square One Larchmont Property is in the Larchmont Village submarket of Los Angeles, CA. Larchmont Village is adjacent to the Hollywood and Koreatown submarkets in Central Los Angeles. The Square One Larchmont Property is located on Maplewood Avenue, two blocks south and west of Melrose and Western and from the Paramount Pictures Studio.

As the Square One Larchmont Senior Loan was purchased from Fundrise Lending, an affiliate of our Manager, the Independent Representative reviewed and approved of the transaction prior to its consummation.